1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ✓         Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No  ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 29, 2008	By:	Ms. /s/ Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Siliconware Precision Industries Reports a 8.8% Quarter-over-Quarter

Increase in Revenues Resulting in Earnings per Share of NT$ 1.02 or

Earnings per ADS of US$ 0.16 for Third Quarter 2008

Taichung, Taiwan, October 29, 2008—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its sales revenues for the third quarter of 2008 were NT$ 17,242 million, which represented a 8.8% increase in revenues compared to the second quarter of 2008 and a 3.7% decline in revenues compared to the third quarter of 2007. SPIL reported a net income of NT$ 3,186 million for the third quarter of 2008, compared with a net income of NT$ 2,408 million and NT$ 5,057 million for the second quarter of 2008 and the third quarter of 2007, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 1.02, and diluted earnings per ADS was US$ 0.16.

SPIL announced that its sales revenues for the first nine months of 2008 were NT$ 48,026 million, which represented a 2.4% increase in revenues compared to the first nine months of 2007. SPIL reported a net income of NT$ 7,347 million for the first nine months of 2008, compared with a net income of NT$ 12,720 million for the first nine months of 2007.

Diluted earnings per ordinary share for the first nine months of 2008 was NT$ 2.34, and diluted earnings per ADS was US$ 0.36.

Operating results review:

•

For the third quarter of 2008, net revenues from IC packaging were NT$ 15,727 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,515 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 13,203 million, representing an increase of 5.0% compared to the second quarter of 2008 and an increase of 8.0% compared to the third quarter of 2007.

•

Raw materials costs were NT$ 7,403 million for the third quarter of 2008, and represented 42.9% of total net revenues, whereas raw materials costs were NT$ 7,100 million and represented 44.8% of total net revenues for the second quarter of 2008.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 231 million for the third quarter of 2008.

•

Gross profit was NT$ 4,039 million for the third quarter of 2008, representing a gross margin of 23.4%, which increased from a gross margin of 20.7% for the second quarter of 2008 and decreased from 31.7% for the third quarter of 2007.

•

Total operating expenses for the third quarter of 2008 were NT$ 944 million, which included selling expenses of NT$ 252 million, administrative expenses of NT$ 351 million and R&D expenses of NT$ 341 million. Total operating expenses represented 5.5% of total net revenues for the third quarter of 2008.

•	In the third quarter of 2008, the accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 96 million.

•

Operating income was NT$ 3,095 million for the third quarter of 2008, representing an operating margin of 18.0% for the third quarter of 2008, which increased from 15.0% for the second quarter of 2008 and decreased from 27.3% for the third quarter of 2007.

•	Non-operating items:

•	Net interest income was NT$ 68 million for the third quarter of 2008.

•

Our net currency exchange gain of NT$ 268 million for the third quarter of 2008 was mainly due to appreciation of our US dollar denominated assets as a result of an appreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Our net loss on long-term investment of NT$ 14 million for the third quarter of 2008 was primarily due to investment loss of NT$ 35 million and investment income of NT$ 21 million from Siliconware Investment Company and SPIL BVI, respectively.

•

Net income before tax was NT$ 3,483 million for the third quarter of 2008, which increased from NT$ 2,690 million for the second quarter of 2008 and decreased from NT$ 5,716 million for the third quarter of 2007.

•

Income tax expense was NT$ 297 million for the third quarter of 2008, compared with income tax expense of NT$ 282 million for the second quarter of 2008 and NT$ 659 million for the third quarter of 2007.

•

Net income was NT$ 3,186 million for the third quarter of 2008, which increased from NT$ 2,408 million for the second quarter of 2008 and decreased from NT$ 5,057 million for the third quarter of 2007.

•	Total number of shares outstanding was 3,137 million shares as of Sept 30,2008. Diluted earnings per ordinary share for this quarter was NT$ 1.02, or US$ 0.16 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 13,075 million as of Sept 30, 2008 from NT$ 24,079 million as of June 30, 2008, and NT$ 14,912 million as of Sept 30, 2007.

•	As of Sept 30, 2008 our long-term bank loans totaled NT$ 2,982 million, compared with total long-term bank loans of NT$ 2,986 million as of June 30, 2008.

•	Capital expenditures for the third quarter of 2008 totaled NT$ 2,404 million, which included NT$ 2,009 million for packaging equipment and NT$ 395 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2008 totaled NT$ 2,165 million, which included NT$ 1,427 million was from packaging operations and NT$ 738 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 15,727 million for the third quarter of 2008, which represented an increase of NT$ 1,281 million or 8.8% compared to the second quarter of 2008.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 44%, 30% and 15%, respectively, of total net revenues for the third quarter of 2008.

•

Capital expenditures for IC packaging operations totaled NT$ 2,009 million for the third quarter of 2008, which included NT$ 1,315 million for packaging and building construction and NT$ 694 million for wafer bumping operations.

•	As of Sept 30, 2008 we had 4,646 wirebonders installed, of which 140 were added in the third quarter of 2008.

IC testing service:

•	Net revenues from testing operations were NT$ 1,515 million for the third quarter of 2008, which represented an increase of NT$ 109 million or 7.8% compared to the second quarter of 2008.

•	Capital expenditures for testing operations totaled NT$ 395 million for the third quarter of 2008.

•	As of Sept 30, 2008 we had 375 testers installed, of which 2 testers were added and 3 testers were disposed in the third quarter of 2008.

Revenue Analysis

•	Breakdown by end applications:

By application	3Q08	2Q08	1Q08
Computing	33%	32%	33%
Communication	27%	27%	24%
Consumer	24%	22%	21%
Memory	16%	19%	22%

•	Breakdown by packaging type:

By packaging type	3Q08	2Q08	1Q08
Bumping & FCBGA	15%	13%	14%
Substrate Based	44%	46%	47%
Leadframe Based	30%	30%	28%
Testing	9%	9%	9%
Others	2%	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL's web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months and nine months ended Sept 30, 2008 reflect our gains or losses attributable to the third quarter and first nine months of 2008 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months ended Sept 30, 2008, nor the unaudited unconsolidated financial data for our company for the nine months ended Sept 30, 2008 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of Sept 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30,2008			Sept 30,2007		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	406,430	13,074,853	17	14,912,084	18	(1,837,231)	-12
Available-for-sale financial assets	—	—	—	1,798,333	2	(1,798,333)	-100
Accounts receivable	363,648	11,698,541	15	11,566,016	14	132,525	1
Inventories	88,747	2,854,984	4	3,066,634	4	(211,650)	-7
Other current assets	67,533	2,172,545	3	2,557,915	3	(385,370)	-15

Total current assets	926,358	29,800,923	39	33,900,982	41	(4,100,059)	-12

Long-term investments	196,387	6,317,780	9	10,569,109	13	(4,251,329)	-40
Fixed assets	2,214,073	71,226,723	94	67,712,087	82	3,514,636	5
Less accumulated depreciation	(1,037,781)	(33,385,427)	-44	(31,371,676)	-38	(2,013,751)	6

Net fixed assets	1,176,291	37,841,296	50	36,340,411	44	1,500,885	4

Other assets	50,271	1,617,215	2	1,537,029	2	80,186	5

Total Assets	2,349,307	75,577,214	100	82,347,531	100	(6,770,317)	-8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	239,203	7,695,168	10	6,323,666	8	1,371,502	22
Other current liability	188,693	6,070,252	8	6,043,058	7	27,194	1
Long-term loans	92,682	2,981,592	4	2,980,044	4	1,548	—
Other liabilities	2,548	81,985	—	175,309	—	(93,324)	-53

Total Liabilities	523,127	16,828,997	22	15,522,077	19	1,306,920	8

Stockholders’ Equity
Capital stock	979,978	31,525,899	42	30,726,442	37	799,457	3
Capital reserve	522,834	16,819,576	22	16,649,510	20	170,066	1
Legal reserve	158,193	5,089,066	7	3,340,131	4	1,748,935	52
Retained earnings	232,733	7,487,015	10	12,991,704	16	(5,504,689)	-42
Unrealized gain or loss on financial instruments	(50,437)	(1,622,544)	-2	3,873,848	5	(5,496,392)	-142
Cumulated translation adjustment	7,566	243,389	—	39,446	—	203,943	517
Net loss not recognized as pension cost	—	—	—	(1,443)	—	1,443	-100
Treasury stock	(24,687)	(794,184)	-1	(794,184)	-1	—	—

Total Equity	1,826,180	58,748,217	78	66,825,454	81	(8,077,237)	-12

Total Liabilities & Shareholders’ Equity	2,349,307	75,577,214	100	82,347,531	100	(6,770,317)	-8

Forex ( NT$ per US$ )		32.17		32.675

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
	3Q 2008				3Q 2007		YOY	3Q 2008	2Q 2008		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	535,966		17,242,039	100.0		17,909,274	-3.7	17,242,039		15,852,384	8.8
Cost of Goods Sold	(410,427)		(13,203,440)	-76.6		(12,225,185)	8.0	(13,203,440)		(12,573,587)	5.0

Gross Profit	125,539		4,038,599	23.4		5,684,089	-28.9	4,038,599		3,278,797	23.2

Operating Expenses
Selling Expenses	(7,833)		(252,001)	-1.5		(208,356)	20.9	(252,001)		(211,136)	19.4
Administrative Expenses	(10,919)		(351,263)	-2.0		(270,697)	29.8	(351,263)		(339,215)	3.6
Research and Development Expenses	(10,580)		(340,351)	-2.0		(315,984)	7.7	(340,351)		(345,327)	-1.4

	(29,332)		(943,615)	-5.5		(795,037)	18.7	(943,615)		(895,678)	5.4

Operating Income	96,207		3,094,984	18.0		4,889,052	-36.7	3,094,984		2,383,119	29.9

Non-operating Income	12,941		416,307	2.4		878,654	-52.6	416,307		389,317	6.9
Non-operating Expenses	(889)		(28,607)	-0.2		(52,153)	-45.1	(28,607)		(81,969)	-65.1

Income from Continuing Operations before Income Tax	108,259		3,482,684	20.2		5,715,553	-39.1	3,482,684		2,690,467	29.4
Income Tax Credit (Expenses)	(9,214)		(296,421)	-1.7		(658,826)	-55.0	(296,421)		(282,577)	4.9

Net Income	99,045		3,186,263	18.5		5,056,727	-37.0	3,186,263		2,407,890	32.3

Earnings Per Ordinary Share- Diluted		NT$	1.02		NT$	1.62			NT$	0.77

Earnings Per ADS- Diluted		US$	0.16		US$	0.25			US$	0.13

Weighted Average Outstanding Shares- Diluted (‘k)			3,137,178			3,115,068				3,126,293

Forex ( NT$ per US$ )			32.17			32.675				30.34

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Nine Months Ended on Sept 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2008 and 2007
	2008				2007		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,492,871		48,025,645	100.0		46,893,616	2.4
Cost of Goods Sold	(1,169,935)		(37,636,816)	-78.4		(32,763,123)	14.9

Gross Profit	322,935		10,388,829	21.6		14,130,493	-26.5

Operating Expenses
Selling expenses	(21,454)		(690,161)	-1.4		(604,453)	14.2
Administrative expenses	(31,393)		(1,009,907)	-2.1		(814,814)	23.9
Research and development expenses	(32,366)		(1,041,229)	-2.2		(979,146)	6.3

	(85,213)		(2,741,297)	-5.7		(2,398,413)	14.3

Operating Income	237,722		7,647,532	15.9		11,732,080	-34.8

Non-operating Income	20,143		648,004	1.3		2,838,117	-77.2
Non-operating Expenses	(4,334)		(139,422)	-0.3		(153,065)	-8.9

Income Before Income Tax	253,532		8,156,114	17.0		14,417,132	-43.4
Income Tax Credit (Expenses)	(25,148)		(809,005)	-1.7		(1,697,443)	-52.3

Net Income	228,384		7,347,109	15.3		12,719,689	-42.2

Earnings Per Ordinary Share- Diluted		NT$	2.34		NT$	4.10

Earnings Per ADS- Diluted		US$	0.36		US$	0.63

Weighted Average Outstanding Shares- Diluted (‘k)			3,137,178			3,115,068

Forex ( NT$ per US$)			32.17			32.675

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 9 Months Ended on Sept 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2008		9 months, 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	228,384	7,347,109	12,719,689
Depreciation	194,460	6,255,784	5,416,424
Amortization	13,375	430,288	417,784
Gains on disposal of long-term investment	—	—	(1,465,441)
Long-term investment gain recognized by equity method	(863)	(27,770)	(558,249)
Compensation interest payable on bonds payable	—	—	36
Foreign currency exchange gain on bonds payable	—	—	34,880
Change in working capital & others	52,376	1,684,932	11,660

Net cash flows provided from operating activities	487,732	15,690,343	16,576,783

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(246,798)	(7,939,486)	(9,017,442)
Increase on financial instruments	—	—	(2,523,529)
Proceeds from disposal of long-term investment	—	—	7,579,199
Payment for long-term investment	(10,051)	(323,332)	—
Payment for deferred charges/other changes	(10,194)	(327,946)	(109,343)

Net cash used in investing activities	(267,043)	(8,590,764)	(4,071,115)

Cash Flows from Financing Activities:
Cash dividends distributed to shareholders and cash bonus distributed to employees	(464,289)	(14,936,184)	(10,795,715)
Remuneration of directors and supervisors’ bonuses	(4,893)	(157,404)	(120,798)
Proceeds from the exercise of employee stock option /other charges	(1,862)	(59,892)	(30,005)

Net cash provided from financing activities	(471,044)	(15,153,480)	(10,946,518)

Net increase (decrease) in cash and cash equivalents	(250,354)	(8,053,901)	1,559,150

Cash and cash equivalents at beginning of period	656,784	21,128,754	13,352,934

Cash and cash equivalents at end of period	406,430	13,074,853	14,912,084

Forex ( NT$ per US$ )		32.17	32.675

(1) : All figures are under ROC GAAP.